SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

German American Bancorp
(Name of Subject Company (Issuer))

German American Bancorp (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE
(and associated preferred share purchase rights)
(Title of Class of Securities)

373865104
(CUSIP Number of Class of Securities)

Mark A. Schroeder
and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, Indiana 47546
(812) 482-1314
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:

Mark B. Barnes, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282
(317) 236-2456

CALCULATION OF FILING FEE

Transaction valuation* $20,000,000	Amount of filing fee** $1,840

*  Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 common shares of German American Bancorp at the tender offer purchase price of $20.00 per share in cash.

**  Previously paid.

[ X ]
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,840
Form or Registration Number:    Schedule TO-I
Filing Party:    German American Bancorp
Date Filed:    February 7, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [   ]

INTRODUCTORY STATEMENT

         This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO relating to the offer of German American Bancorp, an Indiana corporation, to purchase up to 1,000,000 of its common shares, no par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. German American Bancorp is offering to purchase these shares at a price of $20.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

         This Amendment No. 2 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEMS 2, 4 and 7.

         Items 2, 4 and 7 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

         (a)         The information set forth in Section 7 (“Certain Conditions of the Offer”) of the Offer to Purchase is amended and supplemented by adding the following language as a new paragraph, immediately following the first paragraph of the section captioned “Avoidance of Rule 13e-3 Transaction Condition”:

“The offer is not the first step in a series of transactions that is reasonably likely to produce a going private effect within the meaning of Rule 13e-3.”

         (b)         The information set forth in Section 11 (“Source and Amount of Funds”) of the Offer to Purchase is amended by amending and restating the third paragraph thereof as follows:

                 “If the Company requires more than $15,000,000 in order to purchase shares validly tendered under the offer and pay related fees and expenses, the Company expects to finance the additional funds requirements by drawing against a $10,000,000 revolving line of credit that it proposes to establish with Bank One, N.A., Chicago, Illinois (“Bank One”). Bank One has issued a commitment letter to the Company to establish the revolving line of credit for the purpose of funding stock repurchases and working capital needs, with a proposed maturity date for the repayment of principal and all accrued unpaid interest of two years from the date of establishment. In accordance with that commitment letter, interest on the unpaid balance of the loan is expected to be payable quarterly at a rate of 90-day LIBOR plus 125 basis points and there is expected to be a commitment fee on the unused balance of 15 basis points per annum. Establishment of the credit facility is subject to the execution and delivery of a mutually acceptable loan agreement, which is expected to include usual and customary covenants, including an agreement by the Company not to incur other debt without Bank One’s consent, an agreement that the Company will not pledge to others its investments in its subsidiaries, and an agreement to maintain its capital and the capital of its subsidiaries at “well capitalized” levels as that term is defined by bank regulatory agencies. Although no commitments exist with lenders other than Bank One, the Company has had discussions with two additional correspondent banking lenders who have indicated their willingness to extend financing to the Company for purposes of purchasing shares validly tendered under the offer and paying related fees and expenses. If the credit facility with Bank One described above were for any reason not established, the Company at this time has no alternative sources of financing other than the potential financing plans discussed with the two alternative lenders described in the previous sentence.”

         (c)         The information set forth in Section 9 (“Information About German American Bancorp”) of the Offer to Purchase is amended by deleting the second paragraph of the section captioned “Information Incorporated by Reference”, and inserting the following language in its place:

                 “The Company will file an amendment to the Schedule TO to include the information contained in documents that it may in the future file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the filing of the final amendment to the Schedule TO.”

         (d)         The information set forth in the fourth paragraph of the third page of the Letter of Transmittal is amended by amending and restating the language thereof as follows:

                 “The undersigned hereby represents and warrants that the undersigned agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.”

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 24, 2003

GERMAN AMERICAN BANCORP By: /s/ Mark A. Schroeder
Mark A. Schroeder President and Chief Executive Officer